

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 1, 2011

<u>Via Fax & U.S. Mail</u>

Mr. James J. Kohn
Chief Financial Officer
50 Briar Hollow Lane, Suite 500W
Houston, Texas 77027

> **Re: Nevada Gold & Casinos, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2010**
> **Filed July 29, 2010**
> **File No. 001-15517**

Dear Mr. Kohn:

We have reviewed your response letter dated March 11, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended April 30, 2010</u>

<u>Notes to the Financial Statements</u>

<u>Note 5. Notes and BVO Receivable</u>

<u>– Notes Receivable – Development Projects, page 40</u>

1. We note from your response to our prior comment five that based on discussions with the person personally guaranteeing a portion of the advanced amount that the project is progressing and he anticipates repayment of the net amount due to the Company by the due date. Please tell us and disclose in the notes to the financial statements in future filings, the due date of this receivable. Also, please tell us whether you have independently verified the financial viability of the project in any manner and explain in further detail how you are comfortable that the project is progressing.

Note 7. Acquisition, page 41

2. We note from your response to our prior comment seven that goodwill is defined in ASC 805 as the future economic benefits of other assets acquired in a business combination that are not individually identified and separately recognized. However, we would like you to tell us, and disclose in future filings, why there was a purchase price in this specific acquisition that resulted in goodwill. For example, tell us the reasons why goodwill resulted from the purchase price allocation, such as expected synergies from combining operations of the acquiree and the Company, intangible assets that do not qualify for separate recognition, or other factors. See guidance in ASC 805-10-50-2.

Form 8-K filed September 15, 2010

3. We note from your response to our prior comment 13 that you will file a Form 8-K/A to include the name and electronic signature of the auditor on the independent auditor's report. Please file this report as soon as possible.

4. We note from your response to our prior comment 14 that you have responded with the details of the significance tests performed on your acquisiiton of Gaming Consultants, Inc. In regards to your income test, we note that you use the combined operating income of the Silver Dollar Casinos for the 12 month period ended April 30, 2010 in the numerator of your calculation. Please note that the numerator in this significance test should represent the income (loss) before income taxes, extraordinary items, and cumulative effect of change in accounting prinicple of the acquired business as reported in the most recent annual financial statements, which in this case would be December 31, 2009. Please re-assess the significance of your income test using amounts from the audited annual financial statements of Gaming Consultants and provide us the results of the test. If the revised income test results in a significance greater than 40%, please provide the applicable audited financial statements (i.e. two years of audited financial statements) in your amended Form 8-K. Any exception requests to the requirements of Rule 8-04 of Regulation S-X must be made directly to the Division of Corporation Finance Office of Chief Accountant. Additionally, please include the most recent unaudited interim financial statements (prior to the acquisition) for Gaming Consultants, Inc. in your amended Form 8-K as you have agreed to do in your response.

- <u>Pro Forma Financial Statements as of the Fiscal Year April 30, 2010</u>

    5. We note from your response to our prior comment 15 that the audited financial statements of Gaming Consultants, Inc. and Affiliates include the financial position and results of operations of three casinos not acquired by Nevada Gold and Casinos, Inc. Please note that audited financial statements should be provided for only the acquired business and should exclude the continuing operations retained by the larger entity. Please revise your Form 8-K to include the financial statements required by Rule 8-04 that reflect only the casinos acquired. Any exceptions to this rule such as for the substitution of abbreviated financial information in lieu of full financial statements or "carve-out" financial statements should be directed to CF-OCA prior to filing. Your pro forma financial statements should also be revised to be based on the appropriate financial statements of the acquired casinos.

        Additionally, as previously requested your pro forma financial statements should include a detailed note which explains how the amounts for the twelve months ended April 30, 2010 were calculated or determined.

<u>Form 10-Q for the Quarter Ended January 31, 2011</u>

<u>Note 17. Pro Forma Financials</u>

    6. We note from the disclosure included in Note 17 that the Company has provided pro forma financial information for the nine month period ended January 31, 2011 giving effect to the acquisition of certain casinos from Gaming Consultants Inc. and Affiliates during the nine month period ended January 31, 2011. In future filings, please revise to also include pro forma financial information for the comparable interim period of the prior fiscal year giving effect to the acquisition as if it had occurred at the beginning of such period. Refer to the guidance outlined in Rule 8-03(4) of Regulation S-X.

<u>Item 4. Controls and Procedures</u>

    7. We note your disclosure that "as a result of our evaluation, the Company concluded that our disclosure controls and procedures were effective as of January 31, 2011." Please note that the conclusion as to the effectiveness of disclosure controls and procedures must be that of the principal executive and principal financial officers (as opposed to that of the Company). Please confirm to us that the principal executive and principal financial officers have concluded that disclosure controls and procedures are effective as of January 31, 2011 and revise your disclousre accordingly in future filings.

<u>Other</u>

    8. As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(713) 621-6919